[PARAGON LOGO]




July 16, 2007



Kevin Vaughn
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, DC 20549

Re:      Paragon Technologies, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2006
         File No. 001-15729

Dear Mr. Vaughn:

In response to your letter dated July 6, 2007 (the "Comment Letter") to Paragon Technologies, Inc. (the "Company"), I am transmitting via EDGAR this letter to respond to the Staff's comments regarding the Company's Form 10-K for the Fiscal Year Ended December 31, 2006.

The Company's detailed response to the Staff's comment is set forth below. Also, supplemental information is being provided in response to the Staff's comment.

Form 10-K For The Year Ended December 31, 2006
----------------------------------------------

Item 8.    Financial Statements and Supplementary Data, page 36

1. Please refer to prior comment 2. Please confirm that in future filings, you will include the information required by paragraph 37 of SFAS 131 within the notes to your financial statements.

         Prior Comment 2
         ---------------
         We note your disclosure at the top of page 7 that you refer to the horizontal transport, manufacturing, assembly, order fulfillment, and inventory replenishment families of products. Please revise future
                                 --------------------
         filings to include the disclosures specified in paragraph 37 of SFAS
         131, or tell us why you do not believe the disclosures are required.

         Supplemental information is provided as follows:



   We Build Productivity                                       [SI SYSTEMS LOGO]
--------------------------------------------------------------------------------
      PARAGON TECHNOLOGIES, INC. o 600 Kuebler Road o Easton, PA 18040-9201
                       o 610.252.3205 o Fax 610.252.3102
                                 www.ptgamex.com

Kevin Vaughn
Page 2
July 16, 2007


         Explanatory Note
         ----------------

         We note your comment to revise future filings to include the disclosures specified in paragraph 37 of SFAS No. 131. Paragraph 37 of SFAS No. 131 states that, "an enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the enterprise's general-purpose financial statements. If providing the information is impracticable, the fact shall be disclosed."

         Disclosure regarding revenues from external customers for each of the Company's significant products was set forth as a percent of total revenues and included on pages 7 and 8 of the Company's Form 10-K filing for the Fiscal Year Ended December 31, 2006 as follows:

              LO-TOW(R) sales, as a percent of total sales, were 36.3%, 34.1%, and 22.7% for the years ended December 31, 2006, 2005, and 2004, respectively.

              CARTRAC(R) sales, as a percent of total sales, were 11.1%, 0.2%, and 1.8% for the years ended December 31, 2006, 2005, and 2004, respectively.

              DISPEN-SI-MATIC(R), SINTHESIS(TM), and the related order fulfillment sales, as a percent of total sales, were 34.2%, 46.9%, and 46.8% for the years ended December 31, 2006, 2005, and 2004, respectively.

         In accordance with Paragraph 37 of SFAS No. 131, future filings of the Company's Form 10-K will be revised to provide the required disclosure in dollars, rather than percentages, in the last paragraph of the section pertaining to each of the Company's significant products as follows:

              LO-TOW(R) sales were $6,458,000, $5,691,000, and $2,662,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

              CARTRAC(R) sales were $1,975,000, $34,000, and $207,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

              DISPEN-SI-MATIC(R), SINTHESIS(TM), and the related order fulfillment sales were $6,092,000, $7,813,000, and $5,472,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

         Future filings of the Company's Form 10-K will also include disclosure, in dollars, pertaining to the Company's aftermarket sales as follows:

              Aftermarket spare parts, equipment and support service
              ------------------------------------------------------
              The Company provides spare and replacement parts and equipment for all of its products, along with support contract services for its Order Fulfillment Systems. Aftermarket sales were $3,212,000, $3,062,000, and $3,327,000 for the years ended December 31, 2006,
              2005, and 2004, respectively.

Kevin Vaughn
Page 3
July 16, 2007


         Disclosure regarding aftermarket sales will continue to be included in the Company Overview section of Item 1 of the Form 10-K (please refer to page 5 of the Form 10-K for the Fiscal Year Ended December 31,
         2006).

         Disclosure regarding customers that account for over 10% of sales will continue to be included in the Company Overview section of Item 1 of the Form 10-K (please refer to page 6 of the Form 10-K for the Fiscal Year Ended December 31, 2006) and in Note 1 of the Notes to Consolidated Financial Statements of the Form 10-K (please refer to page 44 of the Form 10-K for the Fiscal Year Ended December 31, 2006).

         In future filings of the Company's Form 10-K, Note 1 of the Notes to Financial Statements will be expanded to include the required disclosure as follows:

              Revenues from external customers for each of the Company's significant products is as follows: LO-TOW(R) sales were $6,458,000, $5,691,000, and $2,662,000 for the years ended
              December 31, 2006, 2005, and 2004, respectively. CARTRAC(R) sales were $1,975,000, $34,000, and $207,000 for the years ended
              December 31, 2006, 2005, and 2004, respectively. DISPEN-SI-MATIC(R), SINTHESIS(TM), and the related order fulfillment sales were $6,092,000, $7,813,000, and $5,472,000 for the years ended December 31, 2006, 2005, and 2004, respectively. Aftermarket sales were $3,212,000, $3,062,000, and $3,327,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

                          ---------------------------

In connection with responding to your Comment Letter, the Company acknowledges the following:
o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and
o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I look forward to hearing from you at your earliest convenience. Please direct any questions regarding this filing to the undersigned at (610) 559-4015.

Very truly yours,

/s/ Ronald J. Semanick

Ronald J. Semanick
Chief Financial Officer